OMB Number 3235-0157

 As Filed with the Securities and Exchange Commission on
                         August 30, 2002

                           FORM N-8(f)

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

 Application pursuant to Section 8(f) of the Investment Company
   Act of 1940 ("1940 Act") and Rule 8f-1 thereunder for Order
 Declaring that Applicant has Ceased to be an Investment Company

I.   General Identifying Information

     1.    Reason fund is applying to deregister (check only one;
           for descriptions, see Instruction 1):

          [x]  Merger
          [ ]  Liquidation
          [ ]  Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24, and 25 of this form and complete verification at the end of the form.)
          [  ]   Election  of  status as a  Business  Development
          Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.    Name  of fund:  Transamerica Variable Insurance  Fund,
           Inc. ("TVIF")

     3.    Securities and Exchange Commission File No.: 811-09126

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [x]  Initial Application [ ]  Amendment

     5.    Address of Principal Executive Office (include  No.  &
           Street, City, State, Zip Code):

          Transamerica Variable Insurance Fund, Inc.
          1150 South Olive Street
          Los Angeles, California 90015-2211

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          John K. Carter, Esq.
          AEGON/Transamerica Series Fund, Inc.
          570 Carillon Parkway
          St. Petersburg, Florida 33716-1202
          (727) 299-1824

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act
          [17 CFR 270.31a-1, .31a-2]:
                                        Custodian
          John K. Carter, Esq.          Investors  Bank
          AEGON/Transamerica            &Trust Company
          Fund Advisers, Inc.           200 Clarendon Street
          570 Carillon Parkway          16th Floor
          St.  Petersburg,              Boston,
          Florida 33716-1202            Massachusetts 02111
          (727) 299-1824                (617) 937-6700


          NOTE:   Once deregistered, a fund is still required  to
          maintain  and preserve the records described  in  rules
          31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [x]  Management company;
          [ ]  Unit investment trust; or
          [ ]  Face-amount certificate company.

     9.   Sub-classification if the fund is a management  company
          (check only one):

          [x]  Open-end       [ ]  Closed-end

     10.  State law under which the fund was organized or formed:

          The fund was incorporated in Maryland.

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          Investment Adviser                 Sub-Adviser
          Transamerica Investment            Transamerica Investment
          Management, LLC                    Services, Inc.
          1150 South Olive Street            1150 South Olive Street
          Los  Angeles,                      Los  Angeles,
          California 90015-2211              California 90015-2211

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
          Since 1997, there was no underwriter as the funds were self-distributed.

          1996:     Transamerica Securities Sales Corporation
                    1150 South Olive Street T-1400
                    Los Angeles, California 90015

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):    Not Applicable
          (b)  Trustee's name(s) and address(es):      Not Applicable

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ x] Yes       [  ] No

          If Yes, for each UIT state:

           Name(s):  Transamerica Occidental Life Separate Account VUL3
           File No.:        811-09715
           Business Address: Administrative Office: 570 Carillon Parkway
                                                    St. Petersburg,
                                                    FL 33716
                             Home  Office for all:  4333 Edgewood Road NE
                                                    Cedar Rapids,
                                                    IA 52499

  Names: Transamerica Occidental Life Separate Account VUL-1  811-08439
         Transamerica Occidental Life Separate Account VUL-2 811-08997 Transamerica Occidental Life Separate Account VUL-4 811-47406 Transamerica Occidental Life Separate Account VUL-5 811-10219 Transamerica Occidental Life Separate Account VUL-6 811-10557




     15. (a)    Did  the fund obtain approval from the  board  of
          directors concerning the decision to engage in a merger, liquidation or abandonment of registration?

          [x]  Yes       [ ]  No

          If Yes, state the date on which the board vote took place:

          At a Meeting of the TVIF Board of Directors on December 6, 2001, the Board voted to transfer all of the assets of the TVIF Money Market Portfolio into the Money Market Portfolio (formerly the J.P. Morgan Money Market Portfolio) of the AEGON/Transamerica Series Fund, Inc. ("ATSF"), all of the assets of the TVIF Growth Portfolio into the a new Growth Portfolio of ATSF (the "ATSF Growth Portfolio"), and all of the assets of the TVIF Small Company Portfolio into a new Small Company Portfolio of ATSF (the "ATSF Small Company Portfolio").

          If No, explain:

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a merger, liquidation or abandonment of registration?

          [x]  Yes       [ ]  No

           If Yes, state the date on which the shareholder vote took place:

          At a Special Meeting of Shareholders on April 17, 2002, shareholders of the fund voted in favor of the merger.

          If No, explain:

II.  Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [x]  Yes       [ ]  No

          (a) If Yes, list the date(s) on which the fund made those distributions: On or about
                April 30, 2002.
          (b)  Were the distributions made on the basis  of  net
               assets?
               [x]  Yes       [ ]  No
          (c)  Were  the distributions made pro rata  based  on
               share ownership?
               [x]  Yes       [ ]  No
          (d)  If  No to (b) or (c) above, describe the method of
               distributions  to  shareholders.    For   mergers,
               provide the exchange ratio(s) used and explain how it was calculated:

               Shareholders of each Original Portfolio received the number of shares of the respective
               Original Portfolio. Shareholders of each Original Portfolio received the number of shares of the respective Successor Portfolio determined by dividing the value of the net assets of the Original Portfolio as of the close of regular trading on the New York
               Stock Exchange on the Closing Date by the net asset value per share of the shares of the Successor Portfolio as initially determined by the Board of Directors of ATSF.
               The value of the net assets of the Original Portfolio was determined by dividing assets, less liabilities, by the total number of outstanding shares. The net asset value per share of the shares of the Successor Portfolio was equal to the net asset value per share of the corresponding Original Portfolio.

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?
               [ ]  Yes       [ ]  No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only:

          Has the fund issued senior securities?

          [ ]  Yes       [ ]  No

          If  Yes, describe the method of calculating payments to
          senior  securityholders  and  distributions  to   other
          shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

          [x]  Yes       [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?
          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes       [x]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.      Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above.)

          [ ]  Yes       [x]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
          (b)  Why has the fund retained the remaining assets?
          (c)  Will the remaining assets be invested in securities?
               [ ]  Yes       [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes       [x]  No

          If Yes,

          (a) Describe the type and amount of each debt or other liability:
          (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  Information   About   Event(s)  Leading   to   Request   For
     Deregistration

     22.  (a)   List the expenses incurred in connection with the
                Merger or Liquidation:

          The aggregate expenses of the transactions contemplated by the Plan included expenses incurred in connection with the entering into and carrying out of the provisions of the Plan, expenses associated with the preparation and filing of a Registration Statement under the Securities Act of 1933, as amended, covering the Successor Portfolio shares issued pursuant to the Plan, postage, printing, accounting fees, legal fees and solicitation costs of the transaction.

          AEGON/Transamerica Fund Advisers, Inc. ("ATFA"), an indirect wholly-owned subsidiary of AEGON USA, Inc. and an affiliate of the Insurance Companies, bore all expenses incurred by Applicant in connection with the Reorganization; such costs were not broken down on a per-merger basis (i.e., by individual fund reorganization).

          ATFA or other affiliates of the Insurance
          Companies will also bear any additional costs incurred in connection with the filing of this application.

               (i)  Legal expenses:     Not separately broken down.
               (ii) Accounting expenses:  Not separately broken down.
                    Additional expenses
                    For  Price  WaterhouseCoopers, LLC to  review
                    merger documents:
                    Approximately $2,000-$4,000.
               (iii)     Other expenses (list and identify separately): Not
                    separately broken down, except for certain costs
                    of soliciting
                    voting instructions, as follows:
               (iv) Total expenses [(sum of lines (i)-(iii) above]:  Not
                    separately broken down, except for certain costs
                    of printing the
                    Proxy Statement, Voting Instruction
                    Card and Notice of Special Meeting as
                    described below.
                    Alamo          approximately $47,283 (a
                    private solicitation firm)
                    Donnelley approximately $55,349 (a
                    financial printer)
        (b)  How were those expenses allocated?
               Not allocated on a per-merger basis.
        (c)  Who paid those expenses?
               ATFA.
        (d) How did the fund pay for unamortized expenses (if any)?
               There were no unamortized expenses.

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               [ ]  Yes       [x]  No

               If   Yes,   cite  the  release  numbers   of   the
               Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

      24. Is the fund a party to any litigation or administrative proceeding?

               [ ]  Yes       [x]  No

               If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               [ ]  Yes       [x]  No

               If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

      26.  (a)  State the name of the fund surviving the Merger:
               The  name of the fund is AEGON/Transamerica Series
               Fund, Inc. and its relative series.
          (b)  State  the Investment Company Act file number  of
               the fund surviving the merger:
               The 1940 Act File Number 811-4419.
          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date
               the agreement was filed:
               File Number:   333-76108
               Form Type:     N-14/A
               Date Filed:    January 28, 2002, as amended

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                          VERIFICATION

    The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Transamerica Variable Insurance Fund, Inc., (ii) he is the Vice President, Secretary and General Counsel of Transamerica Variable Insurance Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                    /s/ John K. Carter
                             Name:      John K. Carter
                            Title:      Vice  President,
                                        Secretary and
                                        General Counsel